ExxonMobil

2002 Summary Annual Report


EXXON MOBIL CORP
PE 12-31-02
APR 18 2003
1086
PROCESSED
APR 21 2003
THOMSON FINANCIAL

# Staying the course...

## Yesterday, Today and Tomorrow

**Inside**



Note: The term *upstream* refers to exploration, development, production, gas and power marketing, and U.S. coal businesses or activities. *Downstream* refers to the refining and marketing of petroleum products such as motor fuels and lubricants.

Projections, targets, estimates and business plans in this report are forward-looking statements. Actual future results, including efficiency gains, cost reductions, project dates and capacities, production rates and resource recoveries, could differ materially due to, for example, changes in market conditions affecting the oil and gas industry; the outcome of commercial negotiations; unforeseen technical difficulties; political events and disturbances; and other factors discussed under the caption "Factors Affecting Future Results" in Item 1 of ExxonMobil's most recent Form 10-K.

# To Our Shareholders

Dear Shareholder:

ExxonMobil's overarching objective is to create long-term, sustainable shareholder value. We remain committed to the business strategies that have delivered results for decades: investment discipline, operational excellence, development and application of state-of-the-art technology, and maintenance of the highest standards of ethics and business integrity.

These strategies served us well in 2002, a year in which we saw particularly strong operational performance.

Your company's net income was $11.5 billion, despite a challenging industry environment in our businesses. Cash flow from operations and asset sales was $24 billion, and return on capital employed was 13.5 percent.

During 2002, we distributed more than $10 billion to shareholders through dividend payments and share repurchases, representing a total of about 4 percent of the company's (equity) market capitalization at the beginning of the year.

ExxonMobil has paid a dividend every year for a century — and in 2002, annual dividend payments increased for the 20th consecutive year.

Our approach of maintaining rigorous standards of investment discipline has consistently delivered superior returns. It demonstrates to our shareholders that we are using their capital wisely and are creating long-term sustainable value and growth.

In 2002, we invested $14 billion in the growth of our business, and substantial progress was made in advancing our significant portfolio of high-quality projects. These projects underpin our plans to sustain and improve ExxonMobil's profitability.

Continuous improvements in safety, environmental performance and operational efficiency are vitally important to our success. In 2002, our industry-leading safety record was our best yet, and we further reduced the volume and number of spills from our marine fleet.

Our global organization continued to lower costs and find new ways to improve


Year-End Stock Price
Dollars per Common Share
50
40
30
20
10
0
00
01
02


Long-Term Returns
Thousands of Dollars
70
60
50
40
30
20
10
0
XOM
S&P 500
XOM
S&P 500
XOM
S&P 500
10 years
20 years
30 years
Value of $1,000 invested over 10, 20 and 30 years, with dividends reinvested


Capital and Exploration Expenditures
Billions of Dollars
14
12
10
8
6
4
2
0
00
01
02

the efficiency of our operations. We experienced one of our best years in facilities reliability. And more than $1 billion in cost efficiencies were delivered — bringing the total since the implementation of the merger to $5 billion.

These achievements in financial results, safety, environmental improvement and cost reduction have come about due to the skill, dedication and high personal standards of the thousands of ExxonMobil employees around the world. They continue to be the greatest strength of your company.

Technology also plays a critical role in our success and is a key factor that distinguishes ExxonMobil. While we have continued to pursue research in support of our existing businesses, a significant portion of our effort is focused on developing proprietary breakthrough technology that will have a significant and lasting benefit to the corporation.

In November of last year, we announced ExxonMobil's participation in a partnership with other global companies and with Stanford University. This partnership will undertake fundamental research to develop and commercialize technologies to substantially reduce greenhouse-gas emissions. Our participation in this project continues our long history of supporting climate research and helping advance next-generation technological innovations.

Recent events have reinforced the importance of business ethics and integrity, which are fundamental to how we have long operated at ExxonMobil. We manage the business for sustainable long-term results through a straightforward business model. We want our results to be clear and readily understood by shareholders. This company has a long history of leadership in corporate governance, and we continue to take steps to maintain that leadership position.

I firmly believe that these many strengths — combined with strong consumer demand for our products and abundant resources for supply — uniquely position ExxonMobil to take advantage of what we expect to be a very promising future in our industry. Both innovation and disciplined



execution will be essential elements for success. The companies that endure and prosper will be those that can look beyond short-term fluctuations and stay focused on long-term fundamentals.

We are steadfast in our commitment to this course.

Lee R. Raymond
Chairman and CEO


Return on Capital Employed
Percent
25
20
15
10
5
0
00
01
02


Net Income
Billions of Dollars
20
15
10
5
0
00
01
02

# Technology

## Technology: the competitive edge

ExxonMobil has a long-standing commitment to supporting technology that is unmatched in our industry. Our $631 million research and development program (2002) is aimed at providing in-house proprietary technologies that will lower investment and operating costs, expand our resource base, create new products and markets, and improve our operational, safety and environmental performance.

Our disciplined, cost-effective approach to technology development distinguishes us from our competitors. This approach involves developing proprietary next-generation technologies, conducting fundamental research that leads to technological breakthroughs, and executing a rigorous process for identifying and applying valuable third-party technologies.

ExxonMobil employs about 20,000 engineers and scientists, nearly 2,000 of whom hold PhDs in various disciplines.

During the past 11 years, ExxonMobil has been granted more than 10,000 U.S. patents, more than any of our competitors.

ExxonMobil conducts research and pursues technological solutions and breakthroughs across all our business lines — exploration, production, natural gas commercialization, refining and marketing, and chemical.

Research on non-seismic direct hydrocarbon detection has led to pending patents involving new technology for remotely detecting and imaging hydrocarbons from the earth's surface. This technology holds great promise for accurately assessing potential resources and reducing exploration risk.

Development teams at ExxonMobil's Doba project in Chad are utilizing state-of-the-art satellite data-transmission technology and our proprietary reservoir-modeling capability to identify the best locations for drilling new development wells. We are able to integrate the results from new development wells into reservoir-simulation models within a matter of hours. This capability enables development plans to be reassessed and new well plans to be engineered in a process that maximizes the economic value for ExxonMobil and the host government.

Development engineers are improving materials to lower the cost of long-distance pipelines. In addition, cost savings are being achieved in liquefied natural gas plants and ships through the capture of further economies of scale.

ExxonMobil's technology leadership is largely about managing hydrocarbon molecules: from finding and simulating oil and gas flow in a field to maximize production at the lowest cost, to selecting the most profitable crude oils for our refineries, to making the catalysts that yield higher-quality gasolines and other petroleum and petrochemical products.

ExxonMobil's innovative partnerships with auto manufacturers are a key element in our strategy to maintain an industry-leading position in fuels and lubricants for advanced vehicle systems. In partnerships with industry leaders such as General Motors, Toyota, Ford, DaimlerChrysler and Caterpillar, we are advancing technologies for next-generation internal combustion systems, fuel cell systems, emissions controls, gasoline/electricity hybrid automobiles, and *Formula 1* fuels and lubricants.

We are also a leader in the development and use of catalysts, the fundamental tools that increase the speed and effectiveness of chemical reactions. Our zeolite catalyst technology, for example, is revolutionizing the way we make basic chemicals. Metallocene catalyst technology is similarly revolutionizing polymers.

In addition to our in-house programs, ExxonMobil has made a significant commitment to a groundbreaking research effort at Stanford University. The company plans to invest $100 million over the next 10 years in the Global Climate and Energy Project (G-CEP).

This unprecedented alliance of scientific researchers and leading companies — including General Electric, Schlumberger and others — will work to find innovative and commercially viable step-out technologies that can substantially reduce greenhouse-gas emissions.


GCEP
Global Climate & Energy Project
STANFORD UNIVERSITY

G-CEP holds great promise for delivering new technologies that can give policymakers more options and help us continue to produce reliable and affordable energy while reducing environmental impacts in a cost-effective way.





ExxonMobil scientists in Houston analyze data transmitted by satellite from oil fields in Chad.





# Upstream

| Quality portfolio and leading-edge technology yield strong returns | |
|---|---|
| **Earnings** | **$9.6 billion** |
| **Return on average capital employed** | **22.3 percent** |
| **Capital and exploration expenditures** | **$10.4 billion** |
| **Liquids production** (barrels/day) | **2.5 million** |
| **Natural gas production available for sale** (cu. ft./day) | **10.5 billion** |
| **New resource additions** (oil equivalent) | **2.2 billion barrels** |
| **Proved reserves additions** (oil equivalent) | **1.9 billion barrels** |
| **Finding and development costs** (Five-year average per oil-equivalent barrel) | **$4.39** |

## Competitive Advantage

ExxonMobil's world-class, geographically diverse upstream portfolio consists of 72 billion oil-equivalent barrels of oil and gas resources and activities in nearly 40 countries.

Large, highly profitable oil and gas operations in established areas, including North America, Europe, Asia Pacific and West Africa, are the foundation of this portfolio. These areas include long-life fields and have significant near-term potential as new opportunities are developed using existing infrastructure.

ExxonMobil also holds a strong position in the Caspian, Eastern Canada, the Middle East and Russia, as well as in the deep waters of West Africa and the Gulf of Mexico.

Our financial strength allows us to pursue all profitable opportunities. We continually invest in our existing assets to extend their economic life and have an industry-leading portfolio of more than 100 major new projects.

ExxonMobil's long-standing investment in leading-edge technology is unmatched in the industry and provides a sustainable competitive advantage. Technology underpins everything we do, from exploration, through development and production operations, to gas marketing. It allows us to maximize value by increasing recoverable resources, reducing costs and creating new markets. It serves us in countries where we have an established business presence and in emerging areas, where we are positioned to be the partner of choice.

ExxonMobil has an experienced, dedicated and diverse workforce of exceptional quality. Our functional organization allows us to establish priorities on a global basis, effectively leverage the transfer of technology and best practices, focus on operational excellence and efficiently deploy experienced people.

## 2002 Results

Upstream earnings of $9.6 billion were down from 2001, primarily due to lower natural gas prices.

Capital and exploration spending grew by $1.6 billion to $10.4 billion, reflecting significant new projects being implemented on schedule. Production increased by one percent, excluding the impact of OPEC quota restrictions. Ten major new projects were brought onstream, with targeted gross daily peak production of more than 490 thousand barrels of liquids (average ExxonMobil interest, 44 percent) and 230 million cubic feet of gas



**ExxonMobil has upstream activities on every continent except Antarctica.**

- Exploration and/or Production
- Major Oil & Gas Resource Additions
- Acreage Additions/Agreements
- Major Capital Development Projects Under Way

The term *resource* as well as references to the *resource base* and *recoverable resources* (other than historical production) in this report include discovered quantities of oil and gas that are not yet classified as proved reserves but that we believe will likely be developed in the future.

Proved reserve figures in this report include proved reserves from Syncrude tar sands operations in Canada, which are treated as mining operations in our Securities and Exchange Commission reports.

(average ExxonMobil interest, 42 percent).

Proved reserves additions totaled 1.9 billion oil-equivalent barrels and replaced 118 percent of reserves produced (excluding asset sales).

Additions to our resource base totaled 2.2 billion oil-equivalent barrels at a finding cost of 61 cents per barrel. Key resource additions came from Angola, Nigeria, Australia, Kazakhstan and North America.

## An Extensive Portfolio of Opportunities

### North America

ExxonMobil has the industry's largest portfolio of proved reserves and production in North America. Daily hydrocarbon production totaled more than 1 million barrels of liquids and 3.4 billion cubic feet of gas (ExxonMobil net interest). This represented about 38 percent of our worldwide production on an oil-equivalent basis.

**Strategies**

- Maximize profitability of existing oil and gas production
- Identify and pursue all attractive exploration opportunities
- Invest in projects that deliver superior returns
- Capitalize on growing natural gas and power markets

Upstream strategies are supported by an unparalleled commitment to technology. Superior execution of these strategies through our global functional organization distinguishes ExxonMobil from the competition.

On Alaska's North Slope, the permitting process has begun on the ExxonMobil-operated gas-cycling project at Point Thomson (ExxonMobil interest, 36 percent).

In the deepwater Gulf of Mexico, fabrication of the world's largest semisubmersible production and drilling vessel for the Thunder Horse development (ExxonMobil interest, 25 percent) is under way. Thunder Horse is the largest discovery made to date in the Gulf. Plans are progressing to develop the Llano discovery (ExxonMobil interest, 23 percent) in the deepwater Gulf of Mexico.


Earnings and Return on Capital Employed
Earnings
Billions of Dollars
Return
Percent
Earnings
Return
14
12
10
8
6
4
2
0
36
30
24
18
12
6
0
99
00
01
02


Global Portfolio
Major Operations in Three Key Areas
North America
Asia Pacific/ Other
Europe/Africa
Earnings
Production
Reserves
0
20
40
60
80
100


Proved Reserves Replacement
Percent
Oil Reserves
Gas Reserves
125
100
75
50
25
0
99
00
01
02


New Resource Additions
1998-2002
Europe
Africa
North America
Asia Pacific
Other
Caspian

# Upstream

The second phase of the ExxonMobil-operated Mica development (ExxonMobil interest, 50 percent) was brought on production. Subsea wells are located 29 miles from the host production facilities, making Mica the longest subsea oil tieback in North America.

ExxonMobil acquired interests in 24 deepwater blocks and 10 shelf blocks, further strengthening our position in the Gulf's high-potential areas.

Onshore, we increased U.S. gas exploration with 11 (gross) successful wildcats.

Through our wholly owned affiliate, ExxonMobil Canada Ltd., and our majority-owned affiliate, Imperial Oil Limited, ExxonMobil is the largest crude oil producer in Canada.

In Western Canada, expansion of the Cold Lake cyclic-steam oil sands operation (Imperial Oil interest, 100 percent) continued with the start-up of an expansion phase that will add 45 thousand barrels per day of heavy oil production. Expansion activities continued at the Syncrude project (Imperial Oil interest, 25 percent), a tar sands mining and crude oil upgrading operation.

In Eastern Canada, the Terra Nova development (ExxonMobil interest, 22 percent) off Newfoundland started up and is producing 150 thousand barrels per day (gross).

Also off Newfoundland, optimization and debottlenecking at the Hibernia field (ExxonMobil interest, 33 percent) have increased gross oil production by about 20 percent to 180 thousand barrels per day.



**A new well is drilled in the ExxonMobil-operated Waha field near Pecos, Texas. The field is part of the company's industry-leading production portfolio in the United States. Drilling represents more than one-third of worldwide upstream investment annually.**

**At the Söhlingen gas field 50 miles from Hamburg, Germany, advanced drilling technologies are used to economically produce "tight gas" reserves, which are difficult to access with conventional methods. This helps prolong field life.**

Gas production from the ExxonMobil-operated Sable Offshore Energy Tier 1 development project (ExxonMobil interest, 51 percent; Imperial Oil interest, 9 percent) off Nova Scotia averaged 505 million cubic feet per day (gross). Tier 2 development is under way with start-up scheduled in 2003.

**South America**

In Venezuela, the ExxonMobil-operated Cerro Negro heavy oil project (ExxonMobil interest, 42 percent) produced more than 100 thousand barrels per day (gross) of extra-heavy crude oil.

In Brazil, two wildcat wells encountered hydrocarbons in the Campos Basin BC-10 block (ExxonMobil interest, 30 percent). Further work is planned to appraise the commerciality of this block.

**Europe**

ExxonMobil is the largest net producer of hydrocarbons in Europe. Daily net production totaled more than 590 thousand barrels of liquids and nearly 4.5 billion cubic feet of gas, representing 32 percent of ExxonMobil's worldwide production.

In the North Sea, several developments are under way that build on ExxonMobil's high-quality asset base and take advantage of existing infrastructure.

In the Norwegian sector of the North Sea, development continued on the ExxonMobil-operated Ringhorne project (ExxonMobil interest, 100 percent), as the Ringhorne platform started up in early 2003. The 11.4-thousand-ton topside lift set an ExxonMobil and Norwegian Continental Shelf record.

The ExxonMobil-operated Sigyn subsea development project (ExxonMobil interest, 40 percent) began production in December, three months ahead of schedule. Predrilling was completed on the Grane project (ExxonMobil interest, 26 percent), and start-up is anticipated in late 2003.

In the United Kingdom North Sea, the Penguins project (ExxonMobil interest, 50 percent) started production in January 2003. ExxonMobil also participated in the Nessie gas discovery on Block 49/20b (ExxonMobil interest, 29 percent).

In Germany, ExxonMobil Production Deutschland GmbH (ExxonMobil interest, 100 percent) assumed operatorship of the combined production operations of Mobil Erdgas-Erdöl GmbH (ExxonMobil interest, 100 percent) and BEB Erdgas und Erdöl GmbH (ExxonMobil interest, 50 percent), which is expected to lead to significant cost savings.

Offshore the Netherlands, the K/15-FK platform (ExxonMobil interest, 23 percent) was set in October, only 19 months after discovery. Start-up is expected in 2003.

**Africa**

In West Africa, ExxonMobil has a substantial, profitable production base of nearly 350 thousand barrels per day (net) and significant growth potential. We have a strong, high-quality acreage position with world-class new resource discoveries. A large number of new development projects are under way.

Offshore Angola, deepwater production in the Girassol field on Block 17 (ExxonMobil interest, 20 percent) increased to 200 thousand barrels per day (gross). Drilling and construction activities are proceeding on the ExxonMobil-operated Xikomba project on Angola Block 15 (ExxonMobil interest, 40 percent). Start-up is anticipated by late 2003, utilizing an Early Production System (EPS), significantly reducing the time between discovery and first production. Also on Angola Block 15, ExxonMobil is progressing the Kizomba A, B and C projects.

Kizomba A will develop the Hungo and Chocalho fields, two of the 13 discoveries made to date on the block. The development is expected to recover about 1 billion barrels of oil (gross), with first production in 2004.

The Kizomba B project is expected to produce about 1 billion barrels of oil (gross) from two additional fields, Kissanje and Dikanza. Development planning is under


ExxonMobil

**Rebecca Jones is an operations associate at the Sable project offshore eastern Canada, where ExxonMobil has a leading presence in offshore exploration and production. ExxonMobil Canada assumed operatorship of Sable in early 2002.**

# Upstream

way for Kizomba C, which will develop the Mondo, Saxi and Batuque fields.

Exploration success continued in deepwater Angola with the Plutao discovery in Block 31 (ExxonMobil interest, 25 percent).

In Equatorial Guinea, ExxonMobil-operated gross production increased to more than 170 thousand barrels per day through optimization of existing infrastructure and continuation of our highly successful drilling program in the Zafiro field (ExxonMobil interest, 71 percent).

**The Houston-based Nigerian Reservoir Studies Program enables Nigerian geoscientists and engineers to enhance their technological knowledge and skills. Pictured below, foreground, left to right: O. Okonkwo, Andrew Grant, Wendy Burgis (program coordinator) and Otu Udoudo. In background: Nonny Nwogbo and instructor Ken Monson.**

Drilling and construction are under way on the Southern Expansion Area project. This project will utilize subsea wells tied to an EPS.

In Nigeria, ExxonMobil produces more than 500 thousand barrels per day (gross) in the shallow waters of the Niger Delta (ExxonMobil interest, 40 percent). The ExxonMobil-operated Yoho development began initial production in late 2002, two years ahead of full-field start-up, using an EPS. Construction and drilling activities are under way on the Bonga field development (ExxonMobil interest, 20 percent), industry's first deepwater development offshore Nigeria. Development activity continues on the ExxonMobil-operated Erha deepwater project (ExxonMobil interest, 56 percent).

Exploration success continued in deepwater Nigeria with five discoveries. ExxonMobil executed a Production Sharing Agreement for operatorship of Oil Prospecting License 214 (ExxonMobil interest, 55 percent).

In Chad, the ExxonMobil-operated onshore Doba project (ExxonMobil interest, 40 percent) is progressing, with early oil production expected from the Miandoum field in 2003, ahead of schedule, followed by full production, including the Kome and Bolobo fields, beginning in 2004. Completion of the Chad-Cameroon pipeline, which will carry oil from the fields in Chad to a terminal in Cameroon, is expected in mid-2003, a year ahead of the original schedule. Six additional fields, with 75 million barrels of net oil, have been discovered.



## Asia Pacific

ExxonMobil has large-scale, profitable production operations throughout the Asia Pacific region. In Indonesia, the ExxonMobil-operated Arun and satellite fields (ExxonMobil interest, 100 percent) produced 1.2 billion cubic feet per day of gas (gross) in 2002 and supplied liquefied natural gas (LNG) to Far East markets. The company completed acquisition of a 3-D seismic survey in the onshore Cepu block in east-central Java and analysis is under way.

In Malaysia, ExxonMobil is the largest oil producer, with gross operated production of 276 thousand barrels per day. Significant production increases were achieved through record-high drilling in new projects and existing fields. Net gas sales of 690 million cubic feet per day were an all-time high, due in part to the offshore Angsi development (ExxonMobil interest, 50 percent), which began producing in late 2001. Two new gas developments, Bintang A and B, are scheduled for start-up in 2003.

In Australia, gas sales began from the ExxonMobil-operated Gippsland Basin fields to Tasmania, providing the first natural gas to the island state. The offshore Bream Gas Cap development (ExxonMobil interest, 50 percent) came on line six months ahead of schedule, providing additional production from Bass Strait.

A 3,900-square-kilometer 3-D seismic survey, the largest ever acquired in Australia's Bass Strait, was completed, covering the entire northern margin of the Gippsland Basin. A discovery on Australia's Northwest Shelf significantly enlarged the size of gas discoveries made by the Jansz and Io wells drilled in 2000 and 2001.

In Papua New Guinea, plans proceeded to commercialize gas from the onshore Hides area. Agreement was reached with the government on terms and conditions for the project, and conditional gas-sales agreements were signed with potential customers in Australia.



The *Falcon* floating, production, storage and offloading vessel (FPSO), shown here under construction in Singapore, will help develop the Yoho field offshore Nigeria, marking the first deployment of an Early Production System.

## Caspian Region

In the Caspian, ExxonMobil is in the unique position of participating in the development of three of the largest fields in the world.

In Kazakhstan, ExxonMobil increased its equity in the North Caspian Production Sharing Agreement, which includes the giant Kashagan field and additional exploration acreage, bringing the company's total share to about 17 percent.

Appraisal and development-planning activities are progressing toward first production from Kashagan. One appraisal well was completed and two additional wells are under way. A 3-D seismic acquisition program was completed to aid in development planning. Several phases of expansion will be required to fully develop this world-class discovery — the largest gross resource that ExxonMobil has participated in developing in more than 30 years.

Exploration drilling encountered hydrocarbons in the North Caspian Kalamkas wildcat well. Results are under evaluation.

Recent projects have increased production capacity from Kazakhstan's Tengiz field (ExxonMobil interest, 25 percent) to 300 thousand barrels per day (gross). The Caspian Pipeline Consortium (CPC) pipeline (ExxonMobil interest, 7.5 percent) was completed, and Tengiz production is being exported through the CPC.

In Azerbaijan, gross production from the Megastructure (ExxonMobil interest, 8 percent) totaled 130 thousand barrels per day. The Phase 1 expansion is under way in the Central Azeri field.

## Russia

ExxonMobil is operator of the Sakhalin I project (ExxonMobil interest, 30 percent) which, when completed, will represent the largest greenfield foreign investment in Russia. Construction and drilling activities for the initial phase, expected to develop 1.5 billion oil-

## Upstream

equivalent barrels (gross), are under way. Additional exploration on acreage awarded under the Sakhalin III tender awaits the passage of enabling Russian legislation.

### Middle East

ExxonMobil has a substantial production base and significant growth potential in this resource-rich region.

In Qatar, ExxonMobil is working with its partners to expand the successful Qatargas and RasGas ventures (ExxonMobil interest, 10 percent and 25 percent, respectively). Construction is under way for RasGas LNG trains 3 and 4. These world-scale trains will have a combined capacity of more than 9 million metric tons annually (MTA), with first LNG deliveries scheduled for 2004 and 2005, respectively.

The Al Khaleej Gas Development Production Sharing Agreement (ExxonMobil interest, 100 percent) will further develop gas resources from Qatar's North Field for domestic and regional pipeline sales. Agreements to supply gas to domestic buyers are progressing. Key commercial terms have been agreed upon with Kuwait Petroleum Corporation for long-term sales of natural gas. A Memorandum of Understanding was signed with Bahrain for additional pipeline sales.

We have completed a commercial and technical feasibility study for a gas-to-liquids project in Qatar and discussions are ongoing with Qatar Petroleum.

In Yemen and Abu Dhabi, ExxonMobil has onshore oil operations with net production totaling more than 110 thousand barrels per day.

In Saudi Arabia, ExxonMobil is the lead company and operator for two of three core ventures designated to implement the Kingdom's strategic gas initiatives. Negotiations continue on these projects.

## Gas and Power Marketing

ExxonMobil is the world's largest nongovernment producer and marketer of equity gas. During 2002, equity gas sales exceeded 10 billion cubic feet per day, with total sales of 19 billion cubic feet per day. Proved reserves total 56 trillion cubic feet and discovered resources total 185 trillion cubic feet.

ExxonMobil is focused on marketing equity natural gas and natural gas liquids to established customers. This approach has been successful through changing market conditions. With operations on five continents and in more than 25 countries, ExxonMobil participates in every major gas market in the world. The company manages almost 1 million barrels per day of natural gas liquids and has significant holdings in the electric power business, with interests in nearly 13,000 megawatts (MW) of generation capacity, including cogeneration.

In North America, the company markets its significant natural gas and natural gas liquids production and also focuses on introducing gas to U.S. markets from new developments, including Thunder Horse in the deepwater Gulf of Mexico and the large resources in the Mackenzie Delta region of Canada.

The European Union's (EU) gas market directives are increasing opportunities for direct gas sales to European customers. ExxonMobil is well-positioned as the largest nongovernment marketer of equity gas in Europe and is taking steps to build on these strengths as the market evolves.



Hello from Russia



**ExxonMobil conducts a program to prepare students to operate the Sakhalin I oil and gas facilities in Russia. Training begins with instruction in English. Students of this English class in Yuzhno are, left to right: Vitaly Gribanov, Semyon Kaplin, Ramil Denislamov, Evgeny Dregalov, Vladimir Alekseev, Vyacheslav Klimachev, Sergei Podorvanov, Vladimir Romashov, Aleksei Kalekov and Dmitry Shinkarev. Seated at the desk is the instructor, Nadezhda Rolya.**



Left to right: Mohd Salimi Saidin, Ho Chooi Yee, Norsiah Adnan and Ed Mayhall discuss plans to expand existing developments off Malaysia with satellite platforms. ExxonMobil is the largest oil producer in Malaysia.

Because of the evolving gas market in Europe, the marketing of Norwegian gas was restructured to include the unitization of Norwegian offshore pipelines and direct selling of ExxonMobil gas across Europe. As part of the unitization, ExxonMobil's ownership rights in these assets were extended to 2028.

In April 2002, preliminary agreement was reached with the government of the Netherlands to restructure the Netherlands gas venture. This agreement would facilitate ExxonMobil's ability to independently sell our share of the gas directly to customers.

In mid-2002, ExxonMobil agreed to the transfer of shares in the German gas-marketing company, Ruhrgas, to E.ON. Completion of this agreement requires several conditions to be met.

In Asia Pacific, ExxonMobil is the major supplier of gas to Peninsular Malaysia, meeting the growing demand for power generation. Gas deliveries under the Gas Production Sharing Contract, signed in 1997, began in 2002 and will continue for 25 years.

The company is the largest supplier of gas to the growing Eastern Australia market. Key terms have been agreed upon with major customers for additional sales from Gippsland.

We have initiated discussions with potential customers in Japan for pipeline gas from Russia's Sakhalin Island. We signed a joint-venture framework agreement and continue to participate in developing definitive agreements that will allow full evaluation of the China West-East Pipeline project.

### Power

In 2002, the power segment of our business was combined with Gas Marketing to take advantage of synergies in the businesses. Also, a Power and Gas Services (PGS) organization was established to take advantage of opportunities in the increasingly linked gas and power markets and to capture synergies between the company's power- and gas-marketing activities. PGS works with our operating sites to maximize the value of ExxonMobil's cogeneration operations, minimize the cost of purchasing power and gas for ExxonMobil's facilities, and pursue new power projects that capture synergies with existing ExxonMobil operations.

In Hong Kong, Castle Peak Power Company (ExxonMobil interest, 60 percent) owns almost 6,300 MW of electricity generation capacity, and we have a 51 percent interest in an additional 600 MW. Power demand in Hong Kong and neighboring Guangdong province in China is growing. At the Black Point Power Station, an expansion project is under way to install the final two of eight planned high-efficiency gas turbine units, each with more than 300 MW capacity.

### LNG

ExxonMobil is a global leader in developing and marketing liquefied natural gas (LNG). In 2002, the company participated in joint ventures in LNG plants with a combined gross capacity of 20 MTA, nearly 20 percent of global industry capacity, making us one of the largest nongovernment LNG suppliers in the world.

With our co-venture partners, we continue our long-standing role as a major LNG supplier to the large markets in Japan and Korea. Looking to the future, we are marketing new LNG supplies to India and continuing to finalize agreements for sales into southern Europe.

Pursuing new opportunities in Europe, ExxonMobil signed a Heads of Agreement with Qatar to supply LNG to the United Kingdom and continental Europe. The agreement calls for the development of two LNG trains that are expected to be the largest ever built. We also continue to evaluate LNG opportunities in Nigeria, Angola and offshore Western Australia.

With the breadth of ExxonMobil's resources, our experience in commercializing advanced technologies, and a long, successful history of working with customers around the world, we are well-positioned to supply additional LNG to growing markets in the Far East, Europe and the United States.



An LNG tanker takes on a shipment at the Ras Laffan loading jetty in Qatar. ExxonMobil is a leader in the world's LNG market.

# Downstream

## Strong operating performance in a challenging margin environment

| | |
|---|---|
| **Earnings** | **$1.3 billion** |
| **Return on average capital employed** | **5.0 percent** |
| **Capital expenditures** | **$2.4 billion** |
| **Petroleum product sales** (barrels/day) | **7.8 million** |
| **Refinery throughput** (barrels/day) | **5.5 million** |

ExxonMobil's downstream organization acquires and processes crude oil and other petroleum feedstocks into high-quality products that are marketed to consumers and industry. The global functional structure of ExxonMobil distinguishes the company from the competition and enables us to fully leverage the world scale of our operations as we relentlessly drive to be the most effective competitor in every market served. The downstream business comprises four global functional companies: Refining & Supply, Fuels Marketing, Lubricants & Specialties, and Research & Engineering.

## 2002 Results

Discipline, commitment and an unwavering focus on excellence are important in the best and the most challenging of times. In 2002, this approach delivered operating cost efficiency and revenue enhancements that contributed to $1.3 billion of downstream earnings. These efforts helped partially offset very low refining and marketing margins, as crude costs rose faster than product prices in an environment of depressed industry demand growth. These conditions, in our intensely competitive industry, reduced earnings by 70 percent from the previous year.

## Refining & Supply

ExxonMobil is the world's largest refiner, with an ownership interest in 46 refineries in 26 countries and a total capacity of 6.3 million barrels per day. It has an extensive transportation network of oil tankers, pipelines and product terminals. Lubes-refining capacity is 150 thousand barrels per day.

In 2002, the refining industry experienced some of the lowest margins in more than a decade. Despite the adverse market conditions, the global Refining & Supply organization continued to leverage its scale with the worldwide implementation of proprietary management systems. These systems are designed to improve the performance of all operations to pacesetter levels and cover all aspects of our business. They place particular focus on safety and environmental performance and on the identification and



**ExxonMobil's downstream businesses span the globe.**

ExxonMobil Presence

implementation of initiatives for cost reduction, margin enhancement and reductions in capital requirements. Examples include ExxonMobil's Global Energy Management System, which is reducing the energy consumed by refinery operations. Another is the Global Reliability and Maintenance Management System, which increases equipment reliability and availability while reducing maintenance costs. These and other initiatives have contributed to a 5 percent annual productivity improvement over the past several years. Refining & Supply maintained its focus on delivering the highest level of safety and operating performance, with continued emphasis on the Operations Integrity Management System. An enhanced Product Quality Management System, which ensures that products continuously meet high quality standards, was also introduced.

**Strategies**

- Deliver best-in-class cost and operating performance
- Capitalize on refining integration with chemicals and specialties businesses
- Be the company brands of choice
- Increase sales of high-value fuels, lubricants and specialty products
- Maximize total retail outlet site earnings
- Optimize portfolio and invest selectively
- Rapidly develop and deploy leading-edge technology

ExxonMobil's disciplined approach to capital investment continues to be a competitive advantage. Our capital project management system has delivered annual improvements of 3 percent in project cost performance and is externally benchmarked in the top tier of the refining industry. This proven system will be especially important as we invest in our refineries to meet more-stringent motor fuel quality




Earnings and Return on Capital Employed
Earnings
Billions of Dollars
Return
Percent
5
4
3
2
1
0
20
15
10
5
0
00
01
02
Earnings
Return


Leadership in Refining Capacity
ExxonMobil Compared With Leading Competitors
ExxonMobil = 100
100
80
60
40
20
0
XOM
No. 2
No. 3
No. 4


Leadership in Lube Basestocks
ExxonMobil Compared With Leading Competitors
ExxonMobil = 100
100
80
60
40
20
0
XOM
No. 2
No. 3

## Downstream

specifications around the world. The application of ExxonMobil's *SCANfining* process, which uses proprietary catalysts to remove sulfur, with minimal octane loss and at a lower cost than other commercially available technologies, has helped reduce the investment required to meet these specifications. Our success in selling licenses to a number of third-party refinery operators clearly demonstrates that others in the industry have also recognized the value of this technology.

Several new ExxonMobil-developed technologies were applied in 2002, including advances in molecular-focused manufacturing processes to further improve product lower cost. In addition, a new computer model was applied to improve operations of ExxonMobil's fluid catalytic crackers.

Commercial negotiations and project-development activities continued on two potential major integrated refining, petrochemical and fuels marketing joint ventures in south China.

**Liquefied petroleum gas (LPG) is delivered to the Torrance, California, refinery by rail. Operators Jennifer Heisinger and Brian Evans check the pressure in the hoses used for offloading a shipment of LPG from a railcar.**




On the Run
5

***On the Run* retail stores and the *Speedpass* program offer customers convenience and speed in shopping and refueling. ExxonMobil employee Shirley Johnson uses her *Speedpass* transponder to gas up at a store in Houston.**

## Applying Technology

### Molecular-Focused Manufacturing

ExxonMobil is taking plant optimization to a higher level by combining a number of proprietary processes and technologies across the supply and manufacturing chain to develop a molecular-based approach that is unique to ExxonMobil. The ability to fingerprint crudes, feedstocks and products, combined with advanced modeling of manufacturing operations at a molecular level, improves our decision-making capabilities. It also provides a significant competitive advantage by delivering higher-value products at lower cost.

## Fuels Marketing

Worldwide, ExxonMobil markets gasoline and other fuels at more than 40 thousand service stations, serves more than 1 million industrial and wholesale customers, provides aviation services and products at more than 700 airports, and services ocean-going vessels in more than 300 ports.

Although earnings were adversely affected by weak industry margins, underlying business performance improved.

To maximize total retail site earnings and to support success under these challenging conditions, Fuels Marketing focuses on four key areas: cost reductions, nonpetroleum income growth, selective and disciplined new investments, and high-grading service stations. A portfolio of market-specific retail formats has been developed using a rigorous process that involves assessing customer preferences and market testing. Local market considerations determine the format selection, which is then consistently and efficiently applied.

One example of this approach is the popular *On the Run* convenience store format. In 2002, Fuels Marketing expanded this format in existing markets and in several new ones, with 180 new stores added, bringing the total to more than 800 in 28 countries. Combining the strength of ExxonMobil-branded fuels with leading food suppliers has also proven to be a winning format to increase site performance. We already have a successful alliance with food retailer Tesco in the United Kingdom. In 2002, further alliances were piloted with new partners in Europe and Africa.

Customer convenience is being further enhanced through a number of unique offerings. We have continued the expansion of our unmanned *Esso Express* format, with

# Downstream


Esso

**The multinational team at the European Customer Service Center in Manchester, England, takes care of 20,000 customers across the continent. Pictured here are, front row, left to right: Nadim Mogul, Nicole Maxted, Alison Brown and Matthew Vrancken. Back row: Carlos Canales, Sophie O'Hara, Hannu Kovero, Frode Eriksen, Heidi Robson, Malin Greenan and Salvo Teriapopolo.**

sites throughout France and in Belgium.

The innovative *Speedpass* program is now used by more than 6 million customers in the United States, Canada and Singapore for quick, convenient payments at our retail sites. Watch manufacturer Timex has introduced a limited quantity of *Speedpass*-enabled watches, an exciting next step in the customer-friendly evolution of the program.

ExxonMobil has also implemented several programs to recognize and reward loyal customers. For example, in the United States, through the Upromise program, ExxonMobil contributes a portion of each enrolled customer's fuel purchase to a college savings account. The *Smiles* driver rewards program, launched in Singapore, Malaysia and Hong Kong, rewards customers with points that can be used for purchases or transferred to proprietary airline and credit card loyalty programs.

Fuels Marketing also continues to pursue efficiencies by leveraging its global scale. Operating expenses were further reduced through initiatives such as the consolidated European Customer Service Center in Manchester, England. The center employs 350 multilingual customer-service advisors who speak 10 languages and serve 20,000 customers throughout Europe. On a typical day, 3,000 customer orders are processed and 700 trucks are dispatched. More than 1 million invoices are generated each year.

By concentrating on developing and applying market-focused offerings and the continued delivery of operational efficiencies, ExxonMobil Fuels Marketing is taking the necessary actions to compete successfully in a dynamic marketplace.

## Lubricants & Specialties

ExxonMobil is the world's number-one supplier of lube basestocks and a leading global marketer of finished lubricants and specialty products. *Exxon*, *Esso* and *Mobil* lubricants provide solutions for automotive, commercial, industrial, marine and aviation customers around the world.

The technology investments, supply-chain improvements and marketing initiatives completed in 2002 contributed to improved earnings and will support tomorrow's growth.

As demand for higher-quality lubricants grows, so does the need for higher-performance basestocks. ExxonMobil's proprietary zeolite catalysts provide a notable opportunity in this area. Using these catalysts in a wax isomerization unit in Fawley, United Kingdom, will yield a new product with substantially enhanced performance characteristics compared with other commercially available premium basestocks.

Supply-chain improvements continued. Product lines were streamlined, blend plants were consolidated, and use of a cost-saving process for grease manufacturing was expanded. Implementation of sophisticated planning-and-scheduling technology, which optimizes supply and distribution networks, progressed across the globe. These efforts will continue in 2003.

Our marketing strategy supports alignment of the *Exxon*, *Esso* and *Mobil* offerings with the needs of customer segments. Each brand is supported by distinct and consistent communications. Our global marketing program has been developed to enable ExxonMobil to capture efficiencies while maintaining flexibility to adapt to local market conditions.

The world's leading synthetic motor oil, *Mobil 1*, was reformulated with the *SuperSyn* anti-wear technology system. Achieving double-digit sales growth in the United States, this enhanced product added new factory-fill and service recommendations from Cadillac XLR, Porsche Cayenne and Mitsubishi's Lancer Evolution in North America to an already impressive list from worldwide original equipment manufacturers.

To meet strict new engine-emission requirements in North America, ExxonMobil reformulated and improved the performance of its commercial engine oil brands, *Delvac* and *XD-3*. This sets the stage for development of a common product platform for the rest of the world. With heavy-duty truck fleets accounting for nearly two-thirds of diesel engine oil demand, ExxonMobil is working with distributors in key markets to target profitable segments in this sector.

Motorsports sponsorships, such as those with Penske Racing and West McLaren Mercedes, continue to lead to new business and provide an ideal environment for developing high-performance lubricants. Sponsorship of Toyota's new *Formula 1* team helps bolster ExxonMobil's position as a primary supplier of lubricants for Toyota factory and service fill.

Beginning in 2003, *Mobil*-branded products were named "Official Lubricants of NASCAR." This tie-in with one of America's fastest-growing sporting events provides a level of exposure benefiting sales across the *Mobil* brand family.

ExxonMobil's worldwide service capability and focus on strategic global accounts differentiate it from the competition in the lubricants business. In 2002, CEMEX, a leading global producer and marketer of cement and ready-mix products, selected ExxonMobil as its worldwide sole-source supplier of lubricants and in-plant lubrication services. Elsewhere, product leadership and superior customer service helped grow ExxonMobil's global marine lubricants business and gain important new customers such as Marcas and United Arab Shipping.

Strong brands, high-quality products and expanded use of distributors are boosting sales in emerging markets. In Eastern Europe and China, for example, we achieved double-digit volume growth. In China, ExxonMobil won significant new business at the Three Gorges Dam, the world's largest hydroelectric project.

Outstanding global brands, proprietary technology and a low-cost, efficient supply chain help make up the platform for continued success.


CEMEX

**ExxonMobil's Len Brammeier, left, conducts a lubrication survey with Ernesto de la Cruz at the new CEMEX Balcones plant in New Braunfels, Texas.**

# Chemical

## Focused on fundamentals

| | |
|---|---|
| **Earnings** | **$0.8 billion** |
| **Return on average capital employed** | **6.1 percent** |
| **Capital expenditures** | **$1.0 billion** |
| **Prime product sales** (metric tons) | **26.9 million** |

## 2002 Results

ExxonMobil's chemical business maintained a focus on capital discipline and cost reduction to achieve industry-leading returns of 6.1 percent despite the most challenging industry environment in two decades.

This focus has allowed the company to invest in profitable growth, nearly tripling capital employed over 20 years while improving returns across business cycles. Returns have increased during the peaks as well as the troughs of the industry cycle.

Our investments in recent capacity additions in Saudi Arabia and Singapore resulted in the fourth consecutive year of record prime product sales volumes — 26.9 million metric tons — 4 percent above last year's level. Excluding special items of $175 million recorded in 2001, chemical earnings of $830 million for 2002 were $123 million higher than last year, as record sales volumes offset lower margins.

The recent capacity additions in Saudi Arabia and Singapore also allowed us to increase our participation in high-growth markets such as China. In addition, commercial negotiations and project-development activities continued for two world-scale integrated refining, petrochemical and fuels marketing joint ventures in southern China that could further enhance our competitive position in this important market.

A key contributor to our performance is an exceptional mix of businesses. Our cyclical olefin, polyolefin and aromatics businesses have an advantage over those of the competition because of feedstock flexibility, unmatched integration with our other petroleum businesses, and exceptional technology. ExxonMobil also has a strong position in a broad range of specialty chemical businesses that provide attractive returns throughout the industry cycle.

Sebastien Dessenne and Joel Batel test color to meet customer requirements at the ExxonMobil Chemical SAS polypropylene plant at Lillebonne, France. The plant serves the European automotive and household appliance markets.

### Customer-focused

As a leading global polyethylene supplier, we are helping our customers in markets such as films to be more cost-effective. For example, our state-of-the-art *Exceed* resins are used to make agricultural greenhouse films that are thinner and longer-lasting, provide improved optical clarity, stay cleaner and resist punctures better than conventional films.

Since 1999, we have nearly doubled our capacity to produce polypropylene, a plastic with some of the fastest-growing uses, to 2.2 million tons per year by using new, world-class-volume production lines and acquiring additional capacity.

New polypropylene resins developed for the films industry, using the latest catalyst technology, have found broad acceptance. We have developed a premium grade for the nonwoven textile industry that is now a standard for fine-fiber production for diaper components, hygiene products, filters and many other nonwoven applications.

In addition, ExxonMobil has developed a new polypropylene product for automotive bumpers that provides excellent appearance, resists scratches and can be used in both mold-in color and partial-paint applications.

### Investment in specialties

ExxonMobil offers one of the broadest portfolios of synthetic rubber products on the market. At Baytown, Texas, production capacity of halobutyl rubber more than doubled through plant modifications. The project also helped reduce emissions. This expansion was driven by continuing growth of halobutyl in the tire market worldwide and by significant growth in the Asian pharmaceutical market for bottle and container stoppers, where higher quality requirements are driving conversion from natural rubber to synthetic rubber.

Over the past decade, the company doubled its capacity of *Escorez* tackifying resins and extended its geographic coverage with a plant in Jinsen, China, to better serve the increasing and global needs of our customers in the adhesion industry. During that time, we also commercialized new products for adhesive applications and, most recently, for novel products that improve the properties of commodity polymers.

The company became the sole owner of Advanced Elastomer Systems, known worldwide for *Santoprene* engineered thermoplastic elastomers. These unique products offer customers design options, reduced costs and improved performance for applications in a wide variety of markets. Like plastics, they can be extruded, molded or thermoformed easily and economically into an almost limitless variety of shapes. Like rubber, they are resilient, flexible and resistant to heat, fluids and chemicals.

Our extraordinarily thin and flexible oriented polypropylene films solve packaging and labeling problems, reduce production costs and create appealing package designs that help consumer-product companies promote their products. Ultra-high-barrier oriented polypropylene films are replacing aluminum in the packaging of food products such as dry mixes.

The year saw the introduction of a film to replace metallized paper in water-based, glue-labeling applications. The film is the



**The strength of ExxonMobil Chemical's *Exceed* polyethylene is demonstrated at China's largest plastics trade show.**

first of its kind to run on most existing paper-labeling equipment without machinery or adhesive modifications. In response to demand growth, capacity was expanded at the Brindisi, Italy, plant. New production is being added at facilities in Belgium and the United States.

### Stimulating progress

The widespread sharing and rapid implementation of "best practices" across an extensive chemical-manufacturing base enable us to increase capacity with little or no added cost at many of our facilities. The North American polyethylene business increased capacity by 5 percent without additional investments. Facilities in Singapore and China increased capacity as well.

In Baytown, Texas, a new ethylene steam-cracking furnace at the olefins plant incorporates the latest technology to minimize emissions, noise and energy use. It is the largest of its kind at any ExxonMobil site, with 40 percent more throughput than other designs. The Meerhout polymers plant in Belgium, one of Europe's largest low-density polyethylene manufacturers, expanded annual capacity by 10 percent.

More than 90 percent of the chemical company's owned and operated facilities are integrated with refining or gas-processing operations. On-site teams in all operating regions are working to achieve energy-saving opportunities that will reach about 15 percent of total energy use in the coming years. To capture synergies from combined utility demand, cogenerated electric power and heat are expected to increase by more than 40 percent over the next four years.

Energy-efficiency improvements at the Mont Belvieu, Texas, plastics plant, the Edison, New Jersey, synthetics plant and throughout ExxonMobil Chemical Company earned Energy Efficiency Awards from the American Chemistry Council.

### Our technology advantage

New technologies help us get the most from our asset base, invest efficiently for future growth, maximize the value of our product mix and develop new products.

Our chemical technology program has resulted in several licensing agreements.

Univation Technologies, a licensing joint venture, is developing breakthrough catalysts to make bimodal high-density polyethylene in a single reactor. This is significantly more cost-effective than traditional two-reactor technologies.

The company's *XyMax* and *PxMax* processes for manufacturing aromatics are available through Axens, a major process licensor to the petrochemical, refining and natural gas industries.

New plants in Saudi Arabia and Thailand and new steam-cracking furnaces in Texas and China will operate with *Selective*

### Strategies

- ❑ Continuously reduce costs to achieve best-in-class performance
- ❑ Capture full benefits of integration across all ExxonMobil operations
- ❑ Focus on businesses that capitalize on core competencies
- ❑ Build proprietary technology positions
- ❑ Invest selectively in internationally advantaged projects

# Chemical


CAPACETE
BOTA
LUVA
ÓCULOS
VENTAL
32
56
49
54
ExxonMobil

Employees such as Claudio Cardoso at the Paulinia, Brazil, fluids plant excel in emergency preparedness.

**Continuing to Outpace the Competition**


Percent Return on Capital Employed
10
8
6
4
2
0
XOM
Competitors
00
01
02

ExxonMobil vs. average of major petrochemical competitors

**Regional Earnings**


Billions of Dollars
1.2
1.0
.8
.6
.4
.2
0
Non-U.S.
U.S.
00
01
02

*Cracking and Optimum Recovery (SCORE)*, a licensed process that combines ExxonMobil's and Halliburton KBR's steam-cracking technology.

The technology heritage of our polymers businesses was commemorated at the 20th anniversary of the Baytown Polymers Center, where a number of breakthrough inventions in metallocene technology ushered in a new era of precision plastics. Our understanding of polymer-structured property relationships allows us to make new products using some of the most advanced equipment and techniques in the world.

Technology helps us get more out of our current facilities and invest efficiently for future growth. We constantly reassess our product portfolio to maximize the value of our product mix and to develop products for new applications as plastics continue to displace other materials.



At an ExxonMobil Chemical research laboratory in Baytown, Texas, Alistair Westwood uses a scanning electron microscope to investigate the chemistry of catalysts, polymers and end-use products.

# Coal and Minerals

## Major coal and copper operations divested

**Earnings from discontinued operations $0.4 billion**

In 2002, ExxonMobil continued to apply a disciplined approach to asset management with the divestments of its coal operations in Colombia and its copper operations in Chile. ExxonMobil had invested in these assets, operated them profitably and sold them at a profit. These sales were consistent with the company's asset-management program, which seeks to achieve maximum value from each operation.

### Coal

Early in the year, ExxonMobil sold its 50-percent interest in the Cerrejon Mine in Colombia to its joint-venture partners. Operations at the mine began in 1984. Cerrejon eventually became the world's largest export coal mine, with shipments to utility and other customers worldwide. Infrastructure investments in recent years, including the development of adjacent new mining areas, enabled the mine to achieve record annual volume of more than 19 million tons in the last full year of ExxonMobil operation. Operational improvements were also achieved through selected use of technology, such as global positioning for trucks and other mobile equipment, as well as equipment upgrades.

ExxonMobil owns and operates the Monterey No. 1 Coal Mine in Illinois. Monterey's low-sulfur reserves are attractive to electric utility companies in the area. Record production from the mine in 2002 totaled 3 million tons.


MINEVIEW

**Communications Technician Alan Breiner (seated) and Surface Supervisor Bob Whitmore monitor coal conveyance and production rates at ExxonMobil's underground Monterey No. 1 Coal Mine in Carlinville, Illinois. Coal is fed onto the conveyor system at speeds ranging from 1,100 to 1,600 tons per hour.**

### Minerals

ExxonMobil sold its interest in copper operations in Chile in the fourth quarter of 2002. The operations, which included two copper mines and a smelter, were acquired in 1978 from the Chilean government. Selected investments to increase mining and smelting capacity more than doubled copper production in the 1990s to a record 254 thousand metric tons of copper in 2000, making the operation a world-class copper producer. Higher productivity and lower unit costs were also achieved through process improvements, mine planning and increased equipment reliability.

Prior to the sale, two projects at the Los Bronces Mine were completed to further increase throughput and copper recovery. The projects were designed to add 60,000 metric tons of fine copper production annually.

Production of fine copper during 2002 was unchanged from prior years. Earnings reflected copper prices that were slightly lower than those in 2001.

### Business changes

With the sale of its Colombian coal and Chilean copper operations, ExxonMobil exited the coal and minerals businesses outside the United States. Responsibility for U.S. coal was assumed by the upstream business function.

# Corporate Responsibility

### Maintaining public trust

Every day, ExxonMobil serves the energy needs of millions of people around the globe. We succeed in this important role by maintaining public trust. To keep this trust, which has been developed during our 120 years of doing business, we strive to be a leader in corporate responsibility by operating with integrity, maintaining a steadfast commitment to health, safety and environmental protection, playing a positive role in the global community, and setting and meeting the highest ethical standards in the way we conduct our business.

### Corporate governance

ExxonMobil has a long-standing tradition of leadership in corporate governance. We are committed to the concept of integrity in accounting and sound business and financial controls. We have demonstrated this commitment by our long history of independent outside directors and key board committees with oversight responsibility for the company's financial controls and practices.

### "Nobody Gets Hurt"

ExxonMobil believes that the first priority in running our business is safety. We believe that when an organization is committed to safety and has accomplished its safety goals, it maintains the same commitment and discipline in every other aspect of the business. In other words, safety is the foundation for the sound, prudent and efficient conduct of our operations.

Our safety motto is "Nobody Gets Hurt." We are proud of the fact that 2002 was the safest year in ExxonMobil's history and that we led the industry.

We are committed to the safety of everyone involved in or affected by our operations. This includes employees, contract partners in the workplace, people in communities near our facilities and customers.

Our Operations Integrity Management System (OIMS) provides a framework for controlling the safety and environmental risks inherent in our business. It is designed to help drive all operational incidents to as close to zero as possible.


ExxonMobil

**Esso Norge AS employees (from left) Mike Cousins, Ingvild Skare, Solve Waalen and Geir Indrebo review an environmental business plan that incorporates environmental protection into day-to-day business decisions at the Ringhorne platform offshore Norway.**



The least tern is one of four protected bird species that inhabit a built-up island in the Houston Ship Channel. The island was originally used as a staging area for relocating pipelines. But working with wildlife agencies, ExxonMobil made modifications to turn it into a bird sanctuary.


ExxonMobil

The people of ExxonMobil have the skills, systems and determination to eliminate work-related injuries and illnesses. We believe we can make further improvements in our safety performance to maintain our position among the safest employers in the world's energy and petrochemical industries.

## Environmental performance

Since our adoption of OIMS some 10 years ago, the system has matured into a valuable tool for the prevention of environmental incidents. OIMS also fulfills the environmental management guidelines set by the International Standards Organization.

In 2002, auditors from Lloyd's Register of Quality Assurance reviewed ExxonMobil's environmental management practices and found employees "committed to improvement in environmental performance and improvement of OIMS." It noted that this commitment is evident throughout the organization.

Consistent with safe operating practices and sound economics, ExxonMobil is working to reduce greenhouse-gas emissions in its own operations. We're reducing gas flaring and other energy losses through careful monitoring, maintenance, improved equipment reliability and smarter control technology.

In addition, ExxonMobil uses a disciplined process called Environmental Business Planning to help incorporate environmental protection into local business decisions around the world. For example, our Esso Norway affiliate developed an annual plan that addresses business and environmental issues specific to Norway. The plan makes the best use of resources for safeguarding the environment.

## Performance recognition

Our commitment to sound operations has won us significant recognition.

Esso Exploration and Production Chad, Inc., was runner-up for the U.S. Secretary of State's Award for Corporate Excellence for its "outstanding work" in dealing with host governments and indigenous populations in the course of developing oil projects in Chad.

The Baytown, Texas, refinery received the Construction Industry Safety Excellence Award from the Construction Users Roundtable. The award was granted for the creation of "world-class contractor site safety programs and dedication to promoting injury-free construction."


Marine Vessel Spills
Number of Incidents
Spills of More Than a Barrel
Spills of a Barrel or Less
25
20
15
10
5
0
96
97
98
99
00
01
02


Lost-Time Injuries and Illnesses
Incidents per 200,000 Work Hours
ExxonMobil Employees
ExxonMobil Contractors
.8
.7
.6
.5
.4
.3
.2
.1
0
U.S. Petroleum Industry Benchmark*
94
95
96
97
98
99
00
01
02
*Employee safety data from participating API companies

## Corporate Responsibility



ExxonMobil Chemical earned the American Chemistry Council's highest level of recognition, the Responsible Care Leadership Award, for excellence in employee safety and health and in safety and environmental management practices.

### Marine operations

Our commitment to environmental protection extends to our operations at sea.

At year-end 2002, ExxonMobil affiliate International Marine Transportation Limited had operated 29 months without a single recordable spill. This was achieved while making 2,500 port calls and transporting 800 million barrels of crude oil, petroleum products and chemicals.

We use science and technology to develop practical and cost-effective measures to prevent spills and to be prepared to respond quickly if they happen.

For example, ExxonMobil Research and Engineering Company participated in a joint ExxonMobil/U.S. Minerals Management Service study that demonstrated that crude oil can be chemically dispersed at cold temperatures, thus reducing the impact on the environment. Though we strive for no spills, application of this technology will strengthen the remediation capability of the entire petroleum industry, if needed, for oil exploration and production projects in cold-water areas such as offshore Sakhalin Island in the Russian Pacific.



Instructor Shirley Thompson (center) leads Washington Mitema and Louise Richardson through an exercise to determine the rate of change in the depth of a liquid. It's part of the Crossroads in Mathematics program funded by the ExxonMobil Foundation to improve the teaching of introductory mathematics.

### Building better communities

When ExxonMobil begins work in a country, we seek to improve the quality of life in the places our employees call home. We believe this is a fundamental element of good corporate responsibility.

As a science- and knowledge-based company, ExxonMobil supports education programs in most of the communities where it operates. Much of this support comes from the ExxonMobil Foundation through our U.S.-based Matching Gifts program for colleges and universities. We also support projects to strengthen the effectiveness of mathematics teaching and enhance training for science teachers in U.S. elementary schools. Other education support includes providing schools with computers, Internet connections and teacher training in places as diverse as rural Malaysia, Brazil and Sakhalin Island in Russia.





Nurse Heidi Retes (left) tends to a young burn victim at the Conaniquem Rehabilitation Center in Santiago, Chile. Children from throughout South America receive free treatment for burn injuries at the center, founded by Esso Chile and a group of doctors in 1979.

At the National Institute of Medical Research in Lagos, Nigeria, researchers Chimere O. Agomo and Veronica N. Asianya prepare prepackaged doses of antimalaria drugs as part of the Roll Back Malaria program.

In Azerbaijan, we have helped translate and distribute textbooks, dictionaries and encyclopedias. In the United Kingdom, the ExxonMobil Growing School Links Program helps schools with a variety of science, math and environmental education initiatives.

Some nations where we do business are extremely poor and lack infrastructure. As we pursue our work, we often contribute to building local capabilities and improving the local economy. As part of this effort, we emphasize the hiring and training of local employees and contractors, who also benefit from the transfer of skills and technology.

Because we operate in so many developing countries where health care is not readily available, we provide health services to our employees and their families. We often make significant contributions to community health needs, including projects to improve basic water, electricity and sanitation services.

Along these lines, we have joined with others to be strong advocates for strategic health-management programs. Some of these initiatives involve improving health infrastructure, and others are directed at reducing the prevalence of diseases such as malaria.

For example, we are working with host governments and Roll Back Malaria campaigns in five countries in sub-Saharan Africa to combat the spread of malaria. We're also supporting accelerated development of antimalaria drugs and vaccines through the Harvard Malaria Initiative and the Medicines for Malaria Venture.

To help reduce the spread of AIDS in Africa, the company is working with communities and others to strengthen HIV education and prevention programs. This effort includes a public-private partnership in Angola as well as programs in Chad and Cameroon.

In 2002, ExxonMobil and its affiliates contributed $98 million in traditional contributions to nonprofit charitable organizations and in direct investments in community-serving projects. These investments built or upgraded medical facilities, schools, roads, water lines and sewer systems. They also provided scholarships, textbooks, university grants, funding for the arts, disaster relief and other benefits.

One of the largest recipients of company, employee and retiree contributions in the United States continues to be the United Way. Some $16.3 million went to United Way agencies in more than 80 communities in 2002.

Beyond the company's investments, employees, retirees and their families contributed their own time and money to nonprofit organizations. Much of this occurred as part of ExxonMobil's Volunteer Involvement Program, in which individuals donated more than 540,000 hours of their time.

For more information, see ExxonMobil's *Corporate Citizenship Report*, available on our Web site at exxonmobil.com or the "Actions and Results" page on the same site.

# Financial Summary

**Inside**



**ExxonMobil is managed to enhance long-term shareholder value. Through the execution of long-standing, fundamental strategies that capitalize on our core strengths, the company achieves superior financial and operating results. We believe that ExxonMobil's 2002 results reflect our commitment to being the world's premier petroleum and petrochemical company.**

**Included in this Summary Annual Report are financial and operating highlights and summary financial statements. For complete financial statements, including notes, please refer to the proxy statement for ExxonMobil's 2003 annual meeting. The proxy statement also includes management's discussion and analysis of financial condition and results of operations. We also make information available on the ExxonMobil Web site, exxonmobil.com. The ExxonMobil Web site contains the proxy statement and other company publications, including ExxonMobil's 2002 Financial and Operating Review, which provides additional details about the company's global operations.**



Superior Returns to Shareholders
Percent per Year
25
20
15
10
5
0
-5
-10
-15
-20
-25
XOM
S&P 500
1 Year
5 Years
10 Years
20 Years
30 Years




Industry-Leading Returns
Annual Return on Average Capital Employed
Percent
21
18
15
12
9
6
3
0
XOM
International Oil Group*
98
99
00
01
02


*Competitor data estimated for 2002

# Financial Highlights

| Financial & Operating Highlights | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| | | *(billions of dollars unless stated otherwise)* | | | |
| Total Revenue | 204.5 | 212.8 | 231.8 | 184.8 | 168.9 |
| Net Income | 11.5 | 15.3 | 17.7 | 7.9 | 8.1 |
| Cash Flow from Operations and Asset Sales | 24.1 | 24.0 | 28.7 | 16.0 | 18.3 |
| Capital and Exploration Expenditures | 14.0 | 12.3 | 11.2 | 13.3 | 15.5 |
| Exploration Expenditures | 1.3 | 1.7 | 1.5 | 1.9 | 2.2 |
| Cash Dividends to ExxonMobil Shareholders | 6.2 | 6.3 | 6.1 | 5.9 | 5.8 |
| Research and Development Costs | 0.6 | 0.6 | 0.6 | 0.6 | 0.8 |
| Depreciation and Depletion Expense | 8.3 | 7.8 | 8.0 | 8.2 | 8.2 |
| Cash and Cash Equivalents at Year End | 7.2 | 6.5 | 7.1 | 1.7 | 2.4 |
| Total Assets at Year End | 152.6 | 143.2 | 149.0 | 144.5 | 139.3 |
| Total Debt at Year End | 10.7 | 10.8 | 13.4 | 19.0 | 17.0 |
| Shareholders' Equity at Year End | 74.6 | 73.2 | 70.8 | 63.5 | 62.1 |
| Average Capital Employed | 88.3 | 88.0 | 87.5 | 83.8 | 80.1 |
| Regular Employees at Year End *(thousands)* | 92.5 | 97.9 | 99.6 | 106.9 | 111.6 |

| Financial Ratios / Indicators | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Earnings per Share – Assuming Dilution *(dollars)* | 1.68 | 2.21 | 2.52 | 1.12 | 1.14 |
| Return on Average Capital Employed *(percent)* | 13.5 | 17.8 | 20.6 | 10.3 | 10.7 |
| Debt to Capital *(percent)* | 12.2 | 12.4 | 15.4 | 22.0 | 20.6 |
| Net Debt to Capital *(net of all cash - percent)* | 4.4 | 5.3 | 7.9 | 20.4 | 18.2 |

ExxonMobil's long-term debt securities are rated AAA by Standard & Poor's and Aaa by Moody's, the highest credit ratings used by the rating agencies.

| | *Earnings After Income Taxes* | | | *Capital and Exploration Expenditures* | | | *Average Capital Employed* | | | *Return on Average Capital Employed* | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Business Profile** | 2002 | 2001 | 2000 | 2002 | 2001 | 2000 | 2002 | 2001 | 2000 | 2002 | 2001 | 2000 |
| | | | | *(millions of dollars)* | | | | | | *(percent)* | | |
| **Upstream** | | | | | | | | | | | | |
| United States | 2,524 | 3,933 | 4,542 | 2,357 | 2,423 | 1,865 | 13,264 | 12,952 | 12,864 | 19.0 | 30.4 | 35.3 |
| Non-U.S. | 7,074 | 6,803 | 8,143 | 8,037 | 6,393 | 5,068 | 29,800 | 27,077 | 28,354 | 23.7 | 25.1 | 28.7 |
| Total | 9,598 | 10,736 | 12,685 | 10,394 | 8,816 | 6,933 | 43,064 | 40,029 | 41,218 | 22.3 | 26.8 | 30.8 |
| **Downstream** | | | | | | | | | | | | |
| United States | 693 | 1,924 | 1,561 | 980 | 961 | 1,077 | 8,060 | 7,711 | 7,976 | 8.6 | 25.0 | 19.6 |
| Non-U.S. | 607 | 2,303 | 1,857 | 1,470 | 1,361 | 1,541 | 17,985 | 18,610 | 19,756 | 3.4 | 12.4 | 9.4 |
| Total | 1,300 | 4,227 | 3,418 | 2,450 | 2,322 | 2,618 | 26,045 | 26,321 | 27,732 | 5.0 | 16.1 | 12.3 |
| **Chemicals** | | | | | | | | | | | | |
| United States | 384 | 398 | 644 | 575 | 432 | 351 | 5,235 | 5,506 | 5,644 | 7.3 | 7.2 | 11.4 |
| Non-U.S. | 446 | 484 | 517 | 379 | 440 | 1,117 | 8,410 | 8,333 | 8,170 | 5.3 | 5.8 | 6.3 |
| Total | 830 | 882 | 1,161 | 954 | 872 | 1,468 | 13,645 | 13,839 | 13,814 | 6.1 | 6.4 | 8.4 |
| **Corporate and Financing** | (442) | (142) | (538) | 77 | 158 | 52 | 4,878 | 6,399 | 3,198 | – | – | – |
| **Merger Expenses** | (275) | (525) | (920) | – | – | – | – | – | – | – | – | – |
| **Gain from Required Asset Divestitures** | – | 40 | 1,730 | – | – | – | – | – | – | – | – | – |
| **Discontinued Operations** | 449 | 102 | 184 | 80 | 143 | 97 | 710 | 1,412 | 1,501 | 63.2 | 7.2 | 12.3 |
| **ExxonMobil Total** | 11,460 | 15,320 | 17,720 | 13,955 | 12,311 | 11,168 | 88,342 | 88,000 | 87,463 | 13.5 | 17.8 | 20.6 |

*Note: Prior periods amounts include reclassifications to reflect previously announced change in segment reporting. Earnings of divested coal and copper mining businesses are reported as discontinued operations.*

*For definitions of selected financial performance measures, see Frequently Used Terms on pages A4-A5 of ExxonMobil's 2003 Proxy Statement.*





# Shareholder Information

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Net Income per Common Share** *(dollars)* | 1.69 | 2.23 | 2.55 | 1.14 | 1.15 |
| **Net Income per Common Share – Assuming Dilution** *(dollars)* | 1.68 | 2.21 | 2.52 | 1.12 | 1.14 |
| **Dividends per Common Share** *(dollars)* (1) | | | | | |
| First Quarter | 0.23 | 0.22 | 0.22 | 0.208 | 0.208 |
| Second Quarter | 0.23 | 0.23 | 0.22 | 0.208 | 0.208 |
| Third Quarter | 0.23 | 0.23 | 0.22 | 0.208 | 0.208 |
| Fourth Quarter | 0.23 | 0.23 | 0.22 | 0.220 | 0.209 |
| Total | 0.92 | 0.91 | 0.88 | 0.844 | 0.833 |
| **Number of Common Shares Outstanding** *(millions)* | | | | | |
| Average | 6,753 | 6,868 | 6,953 | 6,906 | 6,937 |
| Average – Assuming Dilution | 6,803 | 6,941 | 7,033 | 7,036 | 7,067 |
| Year End | 6,700 | 6,809 | 6,930 | 6,955 | 6,916 |
| **Annual Total Return to Shareholders** *(percent)* (2) | (8.9) | (7.6) | 10.2 | 12.5 | 22.4 |
| **Market Quotations for Common Stock** *(dollars)* (3) | | | | | |
| High | 44.58 | 45.84 | 47.72 | 43.63 | 38.66 |
| Low | 29.75 | 35.01 | 34.94 | 32.16 | 28.31 |
| Average Daily Close | 37.70 | 41.29 | 41.42 | 38.40 | 34.60 |
| Year-end Close | 34.94 | 39.30 | 43.47 | 40.28 | 36.57 |
| **Market Valuation at Year End** *(millions of dollars)* | 234,101 | 267,577 | 301,239 | 280,150 | 245,536 |

*(1) Dividends per common share for 1998 and 1999 reflect the sum of the dividends paid by Exxon and Mobil divided by the number of shares that would have been outstanding for the periods, after adjusting the Mobil shares for the exchange ratio of 1.32015 shares of ExxonMobil common stock.*

*(2) Total return to shareholders is the appreciation of the stock price over a year plus the value of the dividends, with dividend reinvestment, and excluding trading commissions and taxes.*

*(3) Market quotations for common stock reflect Exxon share prices through November 30, 1999, the effective date of the merger, and ExxonMobil share prices thereafter.*


Annual Dividend Payments Increased
for 20th Consecutive Year


Dollars per Share
$1.00
0.80
0.60
0.40
0.20
0.00
XOM Dividend
Payments
82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

**Superior Long-Term Shareholder Returns**


Value of $100 Invested in 1982
$3,000
2,500
2,000
1,500
1,000
500
0
XOM
S&P 500
82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

# Report of Independent Accountants



**To the Shareholders of Exxon Mobil Corporation**

In our report dated February 26, 2003, we express an unqualified opinion on the consolidated financial statements of Exxon Mobil Corporation and its subsidiary companies as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, appearing in Appendix A to the proxy statement for the 2003 annual meeting of shareholders of the Corporation (which statements are not presented herein). In our opinion, the information set forth in the accompanying summary balance sheets as of December 31, 2002 and 2001, and the related summary statement of income and cash flows for each of the three years in the period ended December 31, 2002, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Dallas, Texas
February 26, 2003

PricewaterhouseCoopers LLP

# Summary of Accounting Policies and Practices

The corporation's accounting and financial reporting fairly reflect its straightforward business model involving the extracting, refining and marketing of hydrocarbons and hydrocarbon-based products. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

The summary financial statements include the accounts of those significant subsidiaries owned directly or indirectly with more than 50 percent of the voting rights held by the corporation, and for which other shareholders do not possess the right to participate in significant management decisions.

Revenues associated with sales of crude oil, natural gas, petroleum and chemical products and all other items are recorded when title passes to the customer.

The corporation makes limited use of derivative instruments to offset its economic exposures associated with interest rates, foreign currency exchange rates and hydrocarbon prices. Derivative instruments are recorded at fair value, and gains and losses arising from changes in fair value of those instruments are recorded in income. All derivatives activity is immaterial.

Inventories of crude oil, products and merchandise are carried at the lower of current market value or cost (generally determined under the last-in, first-out method — LIFO). Inventories of materials and supplies are valued at cost or less.

The corporation's exploration and production activities are accounted for under the "successful efforts" method. Depreciation, depletion and amortization, based on cost less estimated salvage value of the asset, are primarily determined under either the unit-of-production method or the straight-line method. Unit-of-production rates are based on oil, gas and other mineral reserves estimated to be recoverable from existing facilities. The straight-line method is based on estimated asset service life taking obsolescence into consideration.

Environmental conservation liabilities are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Site restoration costs that may be incurred at the end of the operating life of certain facilities and properties are accrued ratably over the asset's productive life.

The "functional currency" for translating the accounts of the majority of downstream and chemical operations outside the U.S. is the local currency. Local currency is also used for upstream operations that are relatively self-contained and integrated within a particular country. The U.S. dollar is used for operations in highly inflationary economies and certain other countries.

Effective January 1, 2003, the fair value of future grants of employee stock-based awards will be recorded in compensation expense over the vesting period. For grants made prior to that date, no expense is recorded for stock option awards, but, for awards granted in the form of restricted stock, compensation expense based on the value of the shares on the date of grant is recorded over the vesting period.

Claims for substantial amounts have been made against ExxonMobil and certain of its consolidated subsidiaries in pending lawsuits. For further information on litigation and other contingencies, see note 17 on page A34 of ExxonMobil's 2003 Proxy Statement.

*Further information on the corporation's accounting policies and practices can be found in ExxonMobil's 2003 Proxy Statement on pages A13-A15 (Critical Accounting Policies) and on pages A21-A22 (note 1 to the Financial Statements).*





# Summary Statement of Income

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| | | *(millions of dollars)* | |
| **Revenue** | | | |
| Sales and other operating revenue, including excise taxes | 200,949 | 208,715 | 227,596 |
| Earnings from equity interests and other revenue | 3,557 | 4,070 | 4,250 |
| Total revenue | 204,506 | 212,785 | 231,846 |
| **Costs and other deductions** | | | |
| Crude oil and product purchases | 90,950 | 92,257 | 108,913 |
| Operating expenses | 17,831 | 17,743 | 17,600 |
| Selling, general and administrative expenses | 12,356 | 12,898 | 12,044 |
| Depreciation and depletion | 8,310 | 7,848 | 8,001 |
| Exploration expenses, including dry holes | 920 | 1,175 | 936 |
| Merger-related expenses | 410 | 748 | 1,406 |
| Interest expense | 398 | 293 | 589 |
| Excise taxes | 22,040 | 21,907 | 22,356 |
| Other taxes and duties | 33,572 | 33,377 | 32,708 |
| Income applicable to minority and preferred interests | 209 | 569 | 412 |
| Total costs and other deductions | 186,996 | 188,815 | 204,965 |
| **Income before income taxes** | 17,510 | 23,970 | 26,881 |
| Income taxes | 6,499 | 8,967 | 11,075 |
| **Income from continuing operations** | 11,011 | 15,003 | 15,806 |
| Discontinued operations, net of income tax | 449 | 102 | 184 |
| Extraordinary gain, net of income tax | – | 215 | 1,730 |
| **Net income** | 11,460 | 15,320 | 17,720 |
| | | | |
| **Net income per common share** *(dollars)* | | | |
| Income from continuing operations | 1.62 | 2.19 | 2.27 |
| Discontinued operations, net of income tax | 0.07 | 0.01 | 0.03 |
| Extraordinary gain, net of income tax | – | 0.03 | 0.25 |
| **Net income** | 1.69 | 2.23 | 2.55 |
| | | | |
| **Net income per common share – assuming dilution** *(dollars)* | | | |
| Income from continuing operations | 1.61 | 2.17 | 2.24 |
| Discontinued operations, net of income tax | 0.07 | 0.01 | 0.03 |
| Extraordinary gain, net of income tax | – | 0.03 | 0.25 |
| **Net income** | 1.68 | 2.21 | 2.52 |

*The information in the Summary Statement of Income shown above is a replication of the information in the Consolidated Statement of Income in ExxonMobil's 2003 Proxy Statement. Prior periods amounts include reclassifications to reflect previously announced change in segment reporting. Earnings of divested coal and copper mining businesses are reported as discontinued operations. For complete consolidated financial statements, including notes, please refer to pages A17 through A38 of ExxonMobil's 2003 Proxy Statement. See also management's discussion and analysis of financial condition and results of operations and other information on pages A2 through A16 of the 2003 Proxy Statement.*

# Summary Balance Sheet

| | Dec. 31 2002 | Dec. 31 2001 |
|---|---|---|
| **Assets** | *(millions of dollars)* | |
| Current assets | | |
| Cash and cash equivalents | 7,229 | 6,547 |
| Notes and accounts receivable, less estimated doubtful amounts | 21,163 | 19,549 |
| Inventories | | |
| Crude oil, products and merchandise | 6,827 | 6,743 |
| Materials and supplies | 1,241 | 1,161 |
| Prepaid taxes and expenses | 1,831 | 1,681 |
| Total current assets | 38,291 | 35,681 |
| Investments and advances | 12,111 | 10,768 |
| Property, plant and equipment, at cost, less accumulated depreciation and depletion | 94,940 | 89,602 |
| Other assets, including intangibles, net | 7,302 | 7,123 |
| Total assets | 152,644 | 143,174 |
| **Liabilities** | | |
| Current liabilities | | |
| Notes and loans payable | 4,093 | 3,703 |
| Accounts payable and accrued liabilities | 25,186 | 22,862 |
| Income taxes payable | 3,896 | 3,549 |
| Total current liabilities | 33,175 | 30,114 |
| Long-term debt | 6,655 | 7,099 |
| Annuity reserves and accrued liabilities | 16,454 | 12,475 |
| Deferred income tax liabilities | 16,484 | 16,359 |
| Deferred credits and other long-term obligations | 2,511 | 1,141 |
| Equity of minority and preferred shareholders in affiliated companies | 2,768 | 2,825 |
| Total liabilities | 78,047 | 70,013 |
| **Shareholders' equity** | | |
| Benefit plan related balances | (450) | (159) |
| Common stock without par value (9,000 million shares authorized) | 4,217 | 3,789 |
| Earnings reinvested | 100,961 | 95,718 |
| Accumulated other nonowner changes in equity | | |
| Cumulative foreign exchange translation adjustment | (3,015) | (5,947) |
| Minimum pension liability adjustment | (2,960) | (535) |
| Unrealized gains/(losses) on stock investments | (79) | (108) |
| Common stock held in treasury (1,319 million shares in 2002 and 1,210 million shares in 2001) | (24,077) | (19,597) |
| Total shareholders' equity | 74,597 | 73,161 |
| Total liabilities and shareholders' equity | 152,644 | 143,174 |

*The information in the Summary Balance Sheet shown above is a replication of the information in the Consolidated Balance Sheet in ExxonMobil's 2003 Proxy Statement. For complete consolidated financial statements, including notes, please refer to pages A17 through A38 of ExxonMobil's 2003 Proxy Statement. See also management's discussion and analysis of financial condition and results of operations and other information on pages A2 through A16 of the 2003 Proxy Statement.*

# Summary Statement of Cash Flows

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| | | (millions of dollars) | |
| **Cash flows from operating activities** | | | |
| Net income | | | |
| Accruing to ExxonMobil shareholders | 11,460 | 15,320 | 17,720 |
| Accruing to minority and preferred interests | 209 | 569 | 412 |
| Adjustments for non-cash transactions | | | |
| Depreciation and depletion | 8,310 | 7,848 | 8,001 |
| Deferred income tax charges/(credits) | 297 | 650 | 10 |
| Annuity and accrued liability provisions | (590) | 498 | (662) |
| Dividends received greater than/(less than) equity in current earnings of equity companies | (170) | 78 | (387) |
| Extraordinary gain, before income tax | – | (194) | (2,038) |
| Changes in operational working capital, excluding cash and debt | | | |
| Reduction/(increase) – Notes and accounts receivable | (305) | 3,062 | (4,832) |
| – Inventories | 353 | 154 | (297) |
| – Prepaid taxes and expenses | 32 | 118 | (204) |
| Increase/(reduction) – Accounts and other payables | 365 | (5,103) | 5,411 |
| All other items – net | 1,307 | (111) | (197) |
| Net cash provided by operating activities | 21,268 | 22,889 | 22,937 |
| **Cash flows from investing activities** | | | |
| Additions to property, plant and equipment | (11,437) | (9,989) | (8,446) |
| Sales of subsidiaries, investments and property, plant and equipment | 2,793 | 1,078 | 5,770 |
| Additional investments and advances | (2,012) | (1,035) | (1,648) |
| Collection of advances | 898 | 1,735 | 985 |
| Additions to other marketable securities | – | – | (41) |
| Sales of other marketable securities | – | – | 82 |
| Net cash used in investing activities | (9,758) | (8,211) | (3,298) |
| **Net cash generation before financing activities** | 11,510 | 14,678 | 19,639 |
| **Cash flows from financing activities** | | | |
| Additions to long-term debt | 396 | 547 | 238 |
| Reductions in long-term debt | (246) | (506) | (901) |
| Additions to short-term debt | 751 | 705 | 500 |
| Reductions in short-term debt | (927) | (1,212) | (2,413) |
| Additions/(reductions) in debt with less than 90-day maturity | (281) | (2,306) | (3,129) |
| Cash dividends to ExxonMobil shareholders | (6,217) | (6,254) | (6,123) |
| Cash dividends to minority interests | (169) | (194) | (251) |
| Changes in minority interests and sales/(purchases) of affiliate stock | (161) | (401) | (227) |
| Common stock acquired | (4,798) | (5,721) | (2,352) |
| Common stock sold | 299 | 301 | 493 |
| Net cash used in financing activities | (11,353) | (15,041) | (14,165) |
| Effects of exchange rate changes on cash | 525 | (170) | (82) |
| Increase/(decrease) in cash and cash equivalents | 682 | (533) | 5,392 |
| Cash and cash equivalents at beginning of year | 6,547 | 7,080 | 1,688 |
| **Cash and cash equivalents at end of year** | 7,229 | 6,547 | 7,080 |

*The information in the Summary Statement of Cash Flows shown above is a replication of the information in the Consolidated Statement of Cash Flows in ExxonMobil's 2003 Proxy Statement. For complete consolidated financial statements, including notes, please refer to pages A17 through A38 of ExxonMobil's 2003 Proxy Statement. See also management's discussion and analysis of financial condition and results of operations and other information on pages A2 through A16 of the 2003 Proxy Statement.*

# Volumes Summary

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Net Production of Crude Oil and Natural Gas Liquids** | | | *(thousands of barrels per day)* | | |
| United States | 681 | 712 | 733 | 729 | 745 |
| Non-U.S. | 1,815 | 1,830 | 1,820 | 1,788 | 1,757 |
| Worldwide Total | 2,496 | 2,542 | 2,553 | 2,517 | 2,502 |
| **Net Natural Gas Production Available For Sale** | | | *(millions of cubic feet per day)* | | |
| United States | 2,375 | 2,598 | 2,856 | 2,871 | 3,140 |
| Non-U.S. | 8,077 | 7,681 | 7,487 | 7,437 | 7,477 |
| Worldwide Total | 10,452 | 10,279 | 10,343 | 10,308 | 10,617 |
| | | | *(thousands of oil-equivalent barrels daily)* | | |
| **Oil-Equivalent Production*** | 4,238 | 4,255 | 4,277 | 4,235 | 4,272 |
| **Refinery Throughput** | | | *(thousands of barrels per day)* | | |
| United States | 1,871 | 1,840 | 1,862 | 1,930 | 1,919 |
| Non-U.S. | 3,610 | 3,731 | 3,780 | 4,047 | 4,174 |
| Worldwide Total | 5,481 | 5,571 | 5,642 | 5,977 | 6,093 |
| **Petroleum Product Sales** | | | | | |
| United States | 2,731 | 2,751 | 2,669 | 2,918 | 2,804 |
| Non-U.S. | 5,026 | 5,220 | 5,324 | 5,969 | 6,069 |
| Worldwide Total | 7,757 | 7,971 | 7,993 | 8,887 | 8,873 |
| Gasoline, Naphthas | 3,176 | 3,165 | 3,122 | 3,428 | 3,417 |
| Heating Oils, Kerosene, Diesel | 2,292 | 2,389 | 2,373 | 2,658 | 2,689 |
| Aviation Fuels | 691 | 721 | 749 | 813 | 774 |
| Heavy Fuels | 604 | 668 | 694 | 706 | 765 |
| Specialty Products | 994 | 1,028 | 1,055 | 1,282 | 1,228 |
| Worldwide Total | 7,757 | 7,971 | 7,993 | 8,887 | 8,873 |
| **Chemical Prime Product Sales** | | | *(thousands of metric tons)* | | |
| United States | 11,386 | 11,078 | 11,736 | 11,719 | 11,231 |
| Non-U.S. | 15,539 | 14,702 | 13,901 | 13,564 | 12,397 |
| Worldwide Total | 26,925 | 25,780 | 25,637 | 25,283 | 23,628 |

** Gas converted to oil equivalent at 6 million cubic feet = 1 thousand barrels.*

**Functional and Geographic Diversity – A Core Strength of ExxonMobil**

Relative Contribution in 2002 by Functional and Geographic Areas – Percent



43
33
49
47
Americas
24
43
26
24
Europe
23
5
5
2
Africa / Other
10
19
20
27
Asia Pacific
Crude and Natural Gas Liquids Production
Natural Gas Production Available for Sale
Petroleum Product Sales Volumes
Chemical Product Sales Volumes


**ExxonMobil operates in about 200 countries and territories around the world. The company's global reach, scale, and functional and geographic diversity are core strengths. The colored bars at left represent the percentage of ExxonMobil's crude and natural gas liquids production, natural gas production, petroleum product sales and chemical product sales in each of the regions shown.**





# Reserves Summary

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Crude Oil and Natural Gas Liquids** | | | *(millions of barrels at year end)* | | |
| Net Proved Developed and Undeveloped Reserves | | | | | |
| United States | 3,352 | 3,494 | 3,480 | 3,285 | 3,381 |
| Canada * | 1,285 | 1,277 | 1,330 | 1,355 | 1,154 |
| Europe | 1,359 | 1,503 | 1,591 | 1,797 | 1,747 |
| Asia Pacific | 691 | 622 | 690 | 715 | 786 |
| Africa | 2,626 | 2,461 | 2,384 | 2,024 | 1,821 |
| Other Non-U.S. | 2,510 | 2,134 | 2,086 | 2,084 | 2,064 |
| Worldwide Total * | 11,823 | 11,491 | 11,561 | 11,260 | 10,953 |
| **Natural Gas** | | | *(billions of cubic feet at year end)* | | |
| Net Proved Developed and Undeveloped Reserves | | | | | |
| United States | 12,239 | 12,924 | 13,296 | 13,227 | 13,224 |
| Canada | 2,882 | 3,183 | 3,516 | 3,387 | 3,489 |
| Europe | 24,336 | 25,252 | 26,017 | 26,454 | 27,071 |
| Asia Pacific | 7,958 | 8,301 | 8,546 | 9,358 | 9,998 |
| Africa | 436 | 379 | 375 | 171 | 113 |
| Other Non-U.S. | 7,867 | 5,907 | 4,116 | 4,199 | 4,111 |
| Worldwide Total | 55,718 | 55,946 | 55,866 | 56,796 | 58,006 |
| **Proved Reserves Replacement Ratio** *(percent)* *(excluding tar sands and excluding asset sales)* | 120 | 98 | 110 | 108 | 134 |
| **Proved Reserves Replacement Ratio** *(percent)* *(including tar sands and excluding asset sales)* | 118 | 111 | 112 | 106 | 132 |

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves.

Proved reserves include 100 percent of each majority-owned affiliate's participation in proved reserves and ExxonMobil's ownership percentage of the proved reserves of equity companies, but exclude royalties and quantities due others.

Gas reserves exclude the gaseous equivalent of liquids expected to be removed from the gas on leases, at field facilities and at gas processing plants. These liquids are included in net proved reserves of crude oil and natural gas liquids.

*Information on Canadian tar sands proven reserves is not included in the tabular volumes above because the U.S. Securities and Exchange Commission regulations define these reserves as mining-related and not a part of conventional liquids reserves. ExxonMobil views these reserves and their development as an integral part of total upstream operations. Canadian tar sands reserves, not included in the tabular data above, totaled 800 million barrels at year-end 2002, 821 million barrels at year-end 2001, 610 million barrels at year-end 2000, 577 million barrels at year-end 1999, and 597 million barrels at year-end 1998.

# Exploration Success Fueling Profitable Growth

**Major Resource Additions in 2002**

Locations

**Technology Reducing ExxonMobil's Finding Costs**


Dollars per Oil-Equivalent Barrel
$4
3
2
1
0
1980s
Early 1990s
Late 1990s
2000
2001
2002

**ExxonMobil was successful in adding 2.2 billion oil-equivalent barrels to its industry-leading 72 billion oil-equivalent barrel resource base. This year, significant, high-quality resource additions were delivered from numerous discoveries in the growth areas of West Africa and the Caspian, as well as Australia and the United States. Finding costs in 2002 were 61 cents per oil-equivalent barrel. Note that terms such as "resources," "resource base," "recoverable hydrocarbons," and similar terms used in this report include quantities of oil and gas that are not yet classified as proved reserves, but which ExxonMobil believes will likely be moved into the proved reserves category and produced in the future.**

# Directors, Officers and Affiliated Companies



*From left to right: Philip E. Lippincott, Helene L. Kaplan, Marilyn Carlson Nelson, Walter V. Shipley, Michael J. Boskin, Lee R. Raymond, Donald V. Fites, James R. Houghton, Harry J. Longwell, Henry A. McKinnell, Jr., Reatha Clark King, William T. Esrey, William R. Howell*

## Directors

Michael J. Boskin . . . . . . . *T.M. Friedman Professor of Economics and Senior Fellow,* Hoover Institution, Stanford University

William T. Esrey . . . . . . . *Chairman and Chief Executive Officer,* Sprint Corporation [global communications company integrating long-distance, local and wireless communications services and one of the world's largest carriers of Internet traffic]

Donald V. Fites . . . . . . . . *Former Chairman and Chief Executive Officer,* Caterpillar Inc. [manufacturer of heavy machinery]

James R. Houghton . . . . . *Chairman of the Board and Chief Executive Officer,* Corning Incorporated [communications, advanced materials and display products]

William R. Howell . . . . . . *Chairman Emeritus,* J.C. Penney Company, Inc. [department store and catalog chain]

Helene L. Kaplan . . . . . . . *Of Counsel,* Skadden, Arps, Slate, Meagher & Flom LLP [law firm]

Reatha Clark King . . . . . . *Chairman of the Board of Trustees,* General Mills Foundation [manufacturer and marketer of consumer food products]

Philip E. Lippincott . . . . . . *Retired Chairman of the Board,* Campbell Soup Company [global manufacturer and marketer of high-quality, branded convenience food products]; *Retired Chairman and Chief Executive Officer,* Scott Paper Company [sanitary paper, printing and publishing papers and forestry operations]

Harry J. Longwell. . . . . . . *Executive Vice President*

Henry A. McKinnell, Jr. . . . . *Chairman of the Board and Chief Executive Officer,* Pfizer, Inc. [research-based pharmaceutical company]

Marilyn Carlson Nelson. . . . *Chairman and Chief Executive Officer,* Carlson Companies, Inc.; *Co-Chair,* Carlson Holdings, Inc. [travel, hotels, restaurants and marketing services]

Lee R. Raymond . . . . . . . *Chairman and Chief Executive Officer*

Walter V. Shipley . . . . . . . *Retired Chairman of the Board,* The Chase Manhattan Corporation and The Chase Manhattan Bank [banking and finance]

# Directors, Officers and Affiliated Companies (continued)

## Standing Committees of the Board

Board Audit Committee . . . . . J.R. Houghton *(Chairman)*, W.T. Esrey, W.R. Howell, H.L. Kaplan, R.C. King, M.C. Nelson

Board Advisory Committee on Contributions . . . . . . . M.J. Boskin *(Chairman)*, W.T. Esrey, H.L. Kaplan, R.C. King, P.E. Lippincott, M.C. Nelson

Board Affairs Committee . . . . . M.C. Nelson *(Chairman)*, D.V. Fites, W.R. Howell, P.E. Lippincott, H.A. McKinnell, Jr., W.V. Shipley

Board Compensation Committee . . . . . . . . . . . W.R. Howell *(Chairman)*, M.J. Boskin, W.T. Esrey, J.R. Houghton, R.C. King, H.A. McKinnell, Jr.

Finance Committee . . . . . . . . L.R. Raymond *(Chairman)*, M.J. Boskin, D.V. Fites, J.R. Houghton, H.A. McKinnell, Jr., W.V. Shipley

Public Issues Committee . . . . . P.E. Lippincott *(Chairman)*, D.V. Fites, H.L. Kaplan, W.V. Shipley

Executive Committee . . . . . . . L.R. Raymond *(Chairman)*, J.R. Houghton, W.R. Howell, P.E. Lippincott, M.C. Nelson

## Officers

L.R. Raymond . . . . . . . . . . *Chairman of the Board**

H.J. Longwell . . . . . . . . . . *Executive Vice President**

E.G. Galante . . . . . . . . . . . *Senior Vice President**

R.W. Tillerson . . . . . . . . . . *Senior Vice President**

L.J. Cavanaugh . . . . . . . . . *Vice President-Human Resources*

K.P. Cohen . . . . . . . . . . . . *Vice President-Public Affairs*

H.R. Cramer . . . . . . . . . . . *Vice President**

J.V. Genova . . . . . . . . . . . *General Manager-Corporate Planning*

D.D. Humphreys . . . . . . . . *Vice President and Controller**

G.L. Kohlenberger . . . . . . . *Vice President**

K.T. Koonce . . . . . . . . . . . *Vice President**

C.W. Matthews . . . . . . . . . *Vice President and General Counsel**

S.R. McGill . . . . . . . . . . . . . *Vice President**

P.T. Mulva . . . . . . . . . . . . . *Vice President-Investor Relations and Secretary**

F.A. Risch . . . . . . . . . . . . . *Vice President and Treasurer**

J.J. Rouse . . . . . . . . . . . . . *Vice President-Washington Office*

D.S. Sanders . . . . . . . . . . . *Vice President**

J.S. Simon . . . . . . . . . . . . *Vice President**

F.B. Sprow . . . . . . . . . . . . . *Vice President-Safety, Health and Environment*

P.E. Sullivan . . . . . . . . . . . . *Vice President and General Tax Counsel**

J.L. Thompson . . . . . . . . . . *Vice President**

## Functional and Service Organizations

Upstream

J.L. Thompson . . . . . *President, ExxonMobil Exploration Company**

M.E. Foster . . . . . . . *President, ExxonMobil Development Company**

K.T. Koonce . . . . . . *President, ExxonMobil Production Company**

S.R. McGill . . . . . . . *President, ExxonMobil Gas & Power Marketing Company**

S.M. Cassiani . . . . . . *President, ExxonMobil Upstream Research Company; President, ExxonMobil Upstream Technical Computing Company*

Downstream

J.S. Simon . . . . . . . *President, ExxonMobil Refining & Supply Company**

H.R. Cramer . . . . . . *President, ExxonMobil Fuels Marketing Company**

G.L. Kohlenberger . . . *President, ExxonMobil Lubricants & Petroleum Specialties Company**

W.R.K. Innes . . . . . . *President, ExxonMobil Research and Engineering Company*

Chemical

D.S. Sanders . . . . . . *President, ExxonMobil Chemical Company**

Other

T.J. Hearn . . . . . . . *Chairman of the Board, Imperial Oil Limited*

S.J. Glass, Jr. . . . . . . *President, ExxonMobil Global Services Company*

**Required to file reports under Section 16 of the Securities Exchange Act of 1934.*

# Investor Information

## ExxonMobil offers its shareholders a wide range of services and several ways to access important company information.

### ExxonMobil on the Internet

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**ExxonMobil Shareholder Services**
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**Shareholder Investment Program**
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**Duplicate Annual Reports**
Shareholders may eliminate duplicate report mailings by marking their proxy card or by writing or calling ExxonMobil Shareholder Services.

**ExxonMobil Publications**
The publications listed below, all of which can be found on our Internet site at exxonmobil.com, are available without charge to shareholders. Requests for printed copies should be directed to ExxonMobil Shareholder Services.

*2002 Summary Annual Report*

*2002 Annual Report on Form 10-K*

*2002 Financial and Operating Review*, a report on ExxonMobil's businesses, strategies and results

*Corporate Citizenship Report*

*The Lamp*, a quarterly shareholder magazine with news and features about ExxonMobil's worldwide activities

**General Information**

**Addresses**

**Corporate Headquarters**
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

**Shareholder Relations**
Exxon Mobil Corporation
P.O. Box 140369
Irving, TX 75014-0369

**Market Information**
The New York Stock Exchange is the principal exchange on which Exxon Mobil Corporation common stock (symbol XOM) is traded.

**Annual Meeting**
The 2003 Annual Meeting of Shareholders will be held at 9:00 a.m. central time on Wednesday, May 28, at:

The Morton H. Meyerson Symphony Center
2301 Flora Street
Dallas, Texas 75201

The meeting will be audiocast live on the Internet. Instructions for listening to this audiocast will be available on the Internet at exxonmobil.com approximately one week prior to the event.

ExxonMobil

5959 Las Colinas Boulevard • Irving, Texas 75039-2298
Internet Web site: exxonmobil.com

Printed entirely on recycled paper

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